Points International Reports Second Quarter 2020 Results

‐ Achieves Positive Adjusted EBITDA for the Quarter ‐

‐ Total Funds Available Remains at Approximately $107 Million ‐

TORONTO – August 12, 2020 – Points International Ltd. (TSX: PTS) (Nasdaq: PCOM) (Points or the Company), the global leader in powering loyalty commerce, is reporting financial results for the second quarter ended

June 30, 2020.

Unless otherwise noted, all comparisons are on a year‐over‐year basis and all amounts are in USD. The complete second quarter Condensed Consolidated Interim Financial Statements and Management’s Discussion & Analysis, including segmented results, are available at www.sedar.com and www.sec.gov.

Second Quarter 2020 Financial Summary (vs. Q2 2019)

● Total revenue was $40.9 million compared to $100.2 million.

● Gross profit was $7.0 million compared to $14.4 million1

● Net loss was $3.3 million or $(0.25) per share, compared to net income of $6.3 million or $0.45 per share.

● Adjusted EBITDA2 was $0.3 million compared to $5.2 million.

● At June 30, 2020, total funds available3 stood at approximately $107 million, including a $35 million drawdown on the Company’s revolving credit facility.

Recent Operational Highlights

● Loyalty Currency Retailing (LCR): Launched a new partnership with leading international airline Qatar Airways’ Privilege Club, deploying Buy, Gift and Transfer services into market with additional LCR services expected later this year.

● Points Travel: Restarted promotional campaigns with Miles & More, Europe’s largest frequent flyer and rewards program.

● Platform Partners: Entered into new partnership with GetYourGuide, a leading tours and activities site; starting with Alaska Airlines Mileage Plan, members can now earn when they shop on GetYourGuide.

Management Commentary

“The trends in our business and industry are steadily moving in the right direction, even as we continue to operate in an uncertain environment amid the COVID‐19 pandemic,” said Rob MacLean, CEO of Points International. “During the second quarter, our results gradually improved each month across most financial metrics, and we made progress with new program deployments for both new and existing partners around the world. Further, we generated strong momentum in our pipeline, which is even more robust now than it was at the start of 2020.

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1 Q2 2019 Gross Profit adjusted for $6.0 million tax rebate related to prior periods recorded in direct cost of revenue in the second quarter of 2019.

2 Adjusted EBITDA (Earnings before income tax expense, depreciation and amortization, foreign exchange, finance costs, equity‐settled share‐based compensation and other one‐time costs or benefits such as impairment charges and a tax rebate related to prior periods) is considered by management to be a useful supplemental measure when assessing financial performance. Management also believes that adjusted EBITDA is an important indicator of the Company’s ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. However, adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for Net Income, which we believe to be the most directly comparable IFRS measure. See Non‐GAAP Financial Measures.

3 Total funds available is defined as cash and cash equivalents, cash held in trust, and funds receivable from payment processors.

“The travel and hospitality market remains volatile due to on‐and‐off again lockdowns and stay‐at‐home recommendations, which have restricted mobility patterns and transactions related to immediate travel. Within this environment, marketing campaigns have become a crucial point of focus for both customers and loyalty operators. This is especially important as loyalty customers have proven to be comfortable buying ahead for future travel needs. As a result, nearly all discussions with our partners revolve around utilizing loyalty rewards and promotions ahead of the return of travel and hospitality demand. We are optimistic about the opportunity set in our pipeline, as we recognize that the wins from this year will drive our results in 2021 and well after.

“In the months ahead, we will continue to closely monitor the industry landscape, along with the financial and strategic positions of our partners. Based on current trends in our business, we continue to believe that Points is well‐positioned to weather the storm ahead and will remain adjusted EBITDA2 positive for the year. While we can’t fully predict how our journey will progress, our deep and growing client relationships, strong balance sheet, record pipeline, and twenty‐year track record of high‐quality deployments provide us with a strong operational foundation to navigate our recovery.”

Second Quarter 2020 Financial Results

Total revenue in the second quarter of 2020 was $40.9 million compared to $100.2 million in the prior year quarter. Principal revenue was $35.8 million compared to $94.3 million, and other partner revenue was $5.1 million compared to $5.9 million.

Gross profit in the second quarter was $7.0 million compared to $14.4 million1 in the prior year quarter. The decrease in gross profit was primarily driven by the impact of COVID‐19, which had a significant adverse impact on all three operating segments.

Adjusted operating expenses4 in the second quarter of 2020 decreased to $6.7 million compared to $9.4 million in the prior year quarter. During the second quarter, Points recognized $2.3 million in wage subsidies under the Canadian Emergency Wage Subsidy program, which was recorded as an offset to employment costs. In addition, reduced discretionary spending and cost management in response to the pandemic also contributed to reduced adjusted operating expenses during the quarter.

Net loss in the second quarter was $3.3 million or $(0.25) per share, compared to net income of $6.3 million or $0.45 per share in the prior year quarter. Net loss in the second quarter of 2020 included a one‐time impairment charge of $1.8 million related to the Company’s Points Travel Segment due to COVID‐19 related impacts on the travel industry.

Adjusted EBITDA2 in the second quarter was $0.3 million compared to $5.2 million in the prior year quarter. Effective margin5, which is defined as adjusted EBITDA as a percentage of gross profit, was 4.3% compared to 25.7% in the prior year period. Both declines were due to lower transaction volumes across all operating segments as a result of COVID‐19.

At June 30, 2020, total funds available3, comprised of cash and cash equivalents, funds receivable from payment processors, and cash held in trust were $106.8 million compared to $86.8 million at December 31, 2019. The Company drew down $40 million on its credit facility in the first quarter of 2020 and elected to pay down $5 million in June. The outstanding $35 million balance on the facility is reflected in the June 30, 2020 cash balance.

_________________________________________
4 Adjusted operating expenses consist of employment expenses excluding equity‐settled share‐based compensation, marketing and communications, technology services and other operating expenses. Adjusted operating expense is not a measure of financial performance under IFRS and should not be considered a substitute for total operating expenses, which we believe to be the most directly comparable IFRS measure. See Non‐GAAP Financial Measures.
5 Effective margin measures our ability to generate profitability after we have funded operating expenses and is used by Management as a key internal measure of operating efficiency. Effective margin is not a measure of financial performance under IFRS. See Non‐GAAP Financial Measures.

Points Announces Renewal of Share Repurchase

Points also announced today that the board of directors has approved a normal course issuer bid to repurchase up to 5% of its issued and outstanding common shares (the “Repurchase”), and that it intends to enter into an automatic share purchase plan with a broker in order to facilitate the Repurchase.

The Repurchase is subject to approval by the TSX, and is expected to commence in August 2020. Points’ previous normal course issuer bid commenced on August 14, 2019 and will terminate on August 13, 2020.

Conference Call

Points will hold a conference call today at 4:30 p.m. Eastern time to discuss its second quarter 2020 results, followed by a question‐and‐answer session.

Date: Wednesday, August 12, 2020

Time: 4:30 p.m. Eastern time (1:30 p.m. Pacific time)

Toll‐free dial‐in number: 1‐877‐407‐0784

International dial‐in number: 1‐201‐689‐8560

Conference ID: 13707859

Please call the conference telephone number 5‐10 minutes prior to the start time. An operator will register your name and organization. If you have any difficulty connecting with the conference call, please contact Gateway Investor Relations at 1‐949‐574‐3860.

A replay of the conference call will be available after 7:30 p.m. Eastern time on the same day through August 26, 2020.

Toll‐free replay number: 1‐844‐512‐2921

International replay number: 1‐412‐317‐6671

Replay ID: 13707859

About Points International Ltd.

Points (TSX: PTS)(NASDAQ: PCOM) is a trusted partner to the world’s leading loyalty programs, using a unique Loyalty Commerce Platform to build, power, and grow new ways for members to get and use their favourite loyalty currency. Our platform combines insights, technology, and resources to make the movement of loyalty currency simpler and more intelligent for nearly 60 reward programs around the world. Founded in 2000, Points is headquartered in Toronto with teams operating around the globe.

For more information, visit company.points.com.

Caution Regarding Forward‐Looking Statements

This press release contains or incorporates forward‐looking statements within the meaning of United States securities legislation, and forward‐looking information within the meaning of Canadian securities legislation (collectively, "forward‐looking statements"). These forward‐looking statements include or relate to but are not limited to, among other things, our ability to be Adjusted EBITDA positive in fiscal 2020, statements relating to plans we have implemented in response to the COVID‐19 pandemic and its expected impact on us (including with respect to efforts to mitigate degradation in transaction volumes, our liquidity and capitalization and our cost mitigation efforts, our business pipeline and ability to sign and launch new loyalty program partnerships, our ability to sell additional products and services to existing loyalty program partners, and our growth strategies). These statements are not historical facts but instead represent only Points' expectations, estimates and projections regarding future events.

Although Points believes the expectations reflected in such forward‐looking statements are reasonable, such statements are not guarantees of future performance and are subject to important risks and uncertainties that are difficult to predict. Certain material assumptions or estimates are applied in making forward‐looking statements, and actual results may differ materially from those expressed or implied in such statements. Undue reliance should not be placed on such statements. In particular, uncertainty around the duration and scope of the COVID‐19 pandemic and the impact of the pandemic and actions taken in response on global and regional economies, economic activity, and all elements of the travel and hospitality industry may have a significant and materially adverse impact on our business. In addition, the risks, uncertainties and other factors that may impact the results expressed or implied in such forward‐looking statements include, but are not limited to: (i) airline or travel industry disruptions, such as an airline insolvency and continued airline consolidation; (ii) our dependence on a limited number of large clients for a significant portion of our consolidated revenue; (iii) our reliance on contractual relationships with loyalty program partners that are subject to termination and renegotiation; (iv) our exposure to significant liquidity risk if we fail to meet contractual performance commitments; (v) our ability to convert our pipeline of prospective partners or launch new products with new or existing partners as expected or planned; (vi) our dependence on various third‐parties that provide certain solutions in our Platform Partners segment that we market to loyalty program partners; (vii) the fact that our operations are conducted in multiple jurisdictions and in multiple currencies and as such dramatic fluctuations in exchange rates of the foreign currencies can have a dramatic effect on our financial results and (viii) the risk of an event of default under our senior secured credit facility. These and other important risk factors that could cause actual results to differ materially are discussed in Points' annual information form, Form 40‐F, annual and interim management's discussion and analysis (“MD&A”), and annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward‐looking statements contained in this press release are made as at the date of this release and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward‐looking statements made or incorporated in this press release, whether as a result of new information, future events or otherwise.

Non‐GAAP Financial Measures

The Company’s financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS"). Management uses certain non‐GAAP measures, which are defined in the appropriate sections of this press release, to better assess the Company’s underlying performance. These measures are reviewed regularly by management and the Company's Board of Directors in assessing the Company’s performance and in making decisions about ongoing operations. In addition, we use certain non‐GAAP measures to determine the components of management compensation. We believe that these measures are also used by investors as an indicator of the Company’s operating performance. Readers are cautioned that these terms are not recognized GAAP measures and do not have a standardized GAAP meaning under IFRS and should not be construed as alternatives to IFRS terms, such as net income. Refer to “Performance Indicators and Non‐GAAP Financial Measures” section of the Company’s Q2 2020 MD&A for reconciliation to, and description of the Company’s non‐GAAP financial measures.

Investor Relations Contact

Sean Mansouri, CFA or Cody Slach
Gateway Investor Relations
1‐949‐574‐3860
IR@points.com

Points International Ltd.

Key Financial Measures and Schedule of Non-GAAP Reconciliations

Reconciliation of Gross Profit to Contribution [1]

Expressed in thousands of United States dollars

	For the three months ended

	June 30, 2020	June 30, 2019
Gross Profit	$6,988	$20,452
Less:
Direct adjusted operating expenses [2]	3,578	6,072
Contribution	$3,410	$14,380

[1] Contribution is defined as Gross profit less direct adjusted operating expenses. Contribution is considered by Management to be a useful supplemental measure when assessing financial performance. Management believes that Contribution is an important indicator of the Company’s segment profitability. However, Contribution is not a recognized measure of profitability under IFRS.

[2] Direct adjusted operating expenses is defined as expenses which are directly attributable to each operating segment. Direct adjusted operating expenses is not a measure of financial performance under IFRS.

Contribution by Line of Business

Expressed in thousands of United States dollars

	For the three months ended

	June 30, 2020	June 30, 2019
Loyalty Currency Retailing
Revenue	$39,776	$97,784
Gross Profit	5,978	18,203
Direct adjusted operating expenses	2,177	3,326
Contribution	$3,801	$14,877
Platform Partners
Revenue	$1,091	$1,901
Gross Profit	977	1,704
Direct adjusted operating expenses	477	981
Contribution	$500	$723
Points Travel
Revenue	$40	$545
Gross Profit	33	545
Direct adjusted operating expenses	924	1,765
Contribution	$(891)	$(1,220)

Reconciliation of Net Income to Adjusted EBITDA [3]

Expressed in thousands of United States dollars

	For the three months ended

	June 30, 2020	June 30, 2019
Net (loss) income	$(3,325)	$6,276
Income tax (recovery) expense	(420)	2,325
Finance costs	280	36
Depreciation and amortization	1,259	1,126
Foreign exchange (gain) loss	(80)	398
Equity-settled share-based payment expense	787	1,112
Impairment charges	1,798	-
Prior years tax rebate, net of fees	-	(6,027)
Adjusted EBITDA	$299	$5,246

[3] Adjusted EBITDA is a non-GAAP financial measure, which is defined as earnings before income tax expense, finance costs, depreciation and amortization, equity-settled share-based payment expense, foreign exchange and other one-time costs or benefits such as impairment charges and a tax rebate related to prior periods. Management believes that adjusted EBITDA is an important indicator of the Company’s ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. However, adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for Net Income, which we believe to be the most directly comparable IFRS measure.

Reconciliation of Total Operating Expenses to Adjusted Operating Expenses [4]

Expressed in thousands of United States dollars

	For the three months ended
	June 30, 2020
		June 30, 2019
Total Operating Expenses	$10,510	$12,072
Subtract (add):
Depreciation and amortization	1,259	1,126
Foreign exchange (gain) loss	(80)	398
Equity-settled share-based payment expense	787	1,112
Impairment charges	1,798	-
Adjusted Operating Expenses	$6,746	$9,436

[4] Adjusted operating expenses consists of employment expenses excluding equity-settled share-based payment expense, marketing & communications, technology services, and other operating expenses. Adjusted operating expenses is not a measure of financial performance under IFRS and should not be considered a substitute for total operating expenses, which we believe to be the most directly comparable IFRS measure.

Points International Ltd.

Condensed Consolidated Interim Statements of Financial Position

Expressed in thousands of United States dollars (Unaudited)

As at	June 30, 2020	December 31, 2019
ASSETS
Current assets
Cash and cash equivalents	$98,591	$69,965
Cash held in trust	496	2,534
Funds receivable from payment processors	7,726	14,302
Accounts receivable	9,282	21,864
Prepaid taxes	196	194
Prepaid expenses and other assets	1,498	2,153
Total current assets	$117,789	$111,012
Non-current assets
Property and equipment	2,023	2,371
Right-of-use assets	2,313	3,060
Intangible assets	12,660	12,806
Goodwill	5,681	7,130
Deferred tax assets	2,653	2,105
Other assets	216	216
Total non-current assets	$25,546	$27,688
Total assets	$143,335	$138,700
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$7,084	$13,766
Income taxes payable	447	2,326
Payable to loyalty program partners	59,640	78,270
Current portion of lease liabilities	1,180	1,323
Current portion of other liabilities	1,307	797
Total current liabilities	$69,658	$96,482
Non-current liabilities
Long term debt	35,000	-
Lease liabilities	1,562	2,209
Other liabilities	76	95
Deferred tax liabilities	984	722
Total non-current liabilities	$37,622	$3,026
Total liabilities	$107,280	$99,508
SHAREHOLDERS’ EQUITY
Share capital	48,938	45,799
Contributed surplus	674	-
Accumulated other comprehensive (loss) income	(257)	184
Accumulated deficit	(13,300)	(6,791)
Total shareholders’ equity	$36,055	$39,192
Total liabilities and shareholders’ equity	$143,335	$138,700

Points International Ltd.

Condensed Consolidated Interim Statements of Comprehensive Income

Expressed in thousands of United States dollars, except per share amounts
(Unaudited)

	For the three months ended		For the six months ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
REVENUE
Principal	$35,801	$94,289	$111,671	$184,295
Other partner revenue	5,106	5,941	11,909	11,878
Total Revenue	$40,907	$100,230	$123,580	$196,173
Direct cost of revenue	33,919	79,778	102,765	162,355
Gross Profit	$6,988	$20,452	$20,815	$33,818
OPERATING EXPENSES
Employment costs	4,924	7,567	12,632	15,203
Marketing and communications	245	429	667	808
Technology services	732	659	1,484	1,276
Depreciation and amortization	1,259	1,126	2,508	2,268
Foreign exchange (gain) loss	(80)	398	(118)	154
Other operating expenses	1,632	1,893	4,040	3,473
Impairment charges	1,798	-	1,798	-
Total Operating Expenses	$10,510	$12,072	$23,011	$23,182
Finance income	(57)	(257)	(246)	(519)
Finance costs	280	36	368	112
(LOSS) INCOME BEFORE INCOME TAXES	$(3,745)	$8,601	$(2,318)	$11,043
Income tax (recovery) expense	(420)	2,325	(111)	3,010
NET (LOSS) INCOME	$(3,325)	$6,276	$(2,207)	$8,033
OTHER COMPREHENSIVE (LOSS) INCOME
Items that will subsequently be reclassified to profit or loss:
Unrealized gain (loss) on foreign exchange derivatives
designated as cash flow hedges	519	246	(966)	484
Income tax effect	(137)	(65)	256	(128)
Reclassification to net income of loss on foreign exchange
derivatives designated as cash flow hedges	260	159	359	408
Income tax effect	(69)	(42)	(95)	(108)
Foreign currency translation adjustment	(12)	(6)	5	18
Other comprehensive income (loss) for the period, net of income tax	$561	$292	$(441)	$674
TOTAL COMPREHENSIVE (LOSS) INCOME	$(2,764)	$6,568	$(2,648)	$8,707
(LOSS) EARNINGS PER SHARE
Basic (loss) earnings per share	$(0.25)	$0.46	$(0.17)	$0.58
Diluted (loss) earnings per share	$(0.25)	$0.45	$(0.17)	$0.57

Points International Ltd.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

Expressed in thousands of United States dollars except number of shares

(Unaudited)

	Attributable to equity holders of the Company
Expressed in thousands of United States dollars except number of shares (Unaudited)	Share Capital		Contributed surplus	Accumulated other comprehensive (loss) income	Accumulated deficit	Total shareholders' equity
	Number of Shares	Amount

Balance at December 31, 2019	13,241,516	$45,799	$-	$184	$(6,791)	$39,192
Net loss	-	-	-	-	(2,207)	(2,207)
Other comprehensive loss, net of tax	-	-	-	(441)	-	(441)
Total comprehensive loss	-	-	-	(441)	(2,207)	(2,648)
Effect of equity-settled share-based payments	-	-	1,666	-	-	1,666
Share issuances - options exercised	50,299	457	(390)	-	-	67
Settlement of RSUs	-	2,920	(4,100)	-	-	(1,180)
Shares repurchased and cancelled	(67,483)	(238)	(804)	-	-	(1,042)
Reclassification within equity[5]	-	-	4,302	-	(4,302)	-
Balance at June 30, 2020	13,224,332	$48,938	$674	$(257)	$(13,300)	$36,055

Balance at December 31, 2018	14,111,864	$53,886	$4,446	$(646)	$(16,676)	$41,010
Net income	-	-	-	-	8,033	8,033
Other comprehensive income, net of tax	-	-	-	674	-	674
Total comprehensive income	-	-	-	674	8,033	8,707
Effect of equity-settled share-based payments	-	-	2,329	-	-	2,329
Share issuances - options exercised	2,338	28	(7)	-	-	21
Settlement of RSUs	-	1,348	(4,317)	-	-	(2,969)
Shares purchased and held in trust	-	(1,460)	-	-	-	(1,460)
Shares repurchased and cancelled	(452,189)	(1,745)	(2,451)	-	(1,116)	(5,312)
Balance at June 30, 2019	13,662,013	$52,057	$-	$28	$(9,759)	$42,326

[5] The Corporation has adopted a policy that when contributed surplus is in debit balance, the amount is reclassified to accumulated deficit for financial statement presentation purposes.

Points International Ltd.

Condensed Consolidated Interim Statements of Cash Flows

Expressed in thousands of United States dollars (Unaudited)

	For the three months ended		For the six months ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Cash flows from operating activities
Net (loss) income for the period	$(3,325)	$6,276	$(2,207)	$8,033
Adjustments for:
Depreciation of property and equipment	337	290	676	578
Depreciation of right-of-use assets	298	295	597	578
Amortization of intangible assets	624	541	1,235	1,112
Unrealized foreign exchange loss (gain)	221	51	(866)	(72)
Equity-settled share-based payment transactions	787	1,112	1,666	2,329
Finance costs	280	36	368	112
Deferred income tax (recovery) expense	(294)	332	(124)	442
Impairment charges	1,798	-	1,798	-
Derivative contracts designated as cash flow hedges	779	405	(607)	892
Changes in cash held in trust	658	500	2,038	500
Changes in non-cash balances related to operations	(1,829)	(15,398)	(7,111)	(13,927)
Interest paid	(275)	(36)	(318)	(112)
Net cash provided by (used in) operating activities	$59	$(5,596)	$(2,855)	$465

Cash flows from investing activities
Acquisition of property and equipment	(25)	(148)	(328)	(668)
Additions to intangible assets	(512)	(252)	(1,116)	(539)
Net cash used in investing activities	$(537)	$(400)	$(1,444)	$(1,207)

Cash flows from financing activities
Net (repayments to) proceeds from long term debt	(5,000)	-	35,000	-
Payment of lease liabilities	(311)	(246)	(637)	(458)
Proceeds from exercise of share options	-	-	67	21
Shares repurchased and cancelled	-	(2,856)	(1,042)	(5,312)
Purchase of share capital held in trust	-	(861)	-	(1,460)
Taxes paid on net settlement of RSUs	(1)	(4)	(1,180)	(2,969)
Net cash (used in) provided by financing activities	$(5,312)	$(3,967)	$32,208	$(10,178)

Effect of exchange rate fluctuations on cash held	(136)	(57)	717	90
Net (decrease) increase in cash and cash equivalents	$(5,926)	$(10,020)	$28,626	$(10,830)
Cash and cash equivalents at beginning of the period	$104,517	$68,321	$69,965	$69,131
Cash and cash equivalents at end of the period	$98,591	$58,301	$98,591	$58,301

Interest received	$87	$248	$300	$510
Taxes paid	$-	$(572)	$(1,842)	$(1,186)

Amounts received in interest and paid in taxes were reflected as operating cash flows in the condensed consolidated interim statements of cash flows.